INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

November 10, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the SilverPepper Commodity Strategies Global Macro Fund and the SilverPepper Merger Arbitrage Fund

Ladies and Gentlemen:

This letter is in response to the additional comments received from Ms. Anu Dubey of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on November 6, 2015 on the corresponding response letter filed with the Commission concurrently Post-Effective Amendment No. 702 on October 28, 2015 (Accession No 0001398344-15-007169), with respect to the SilverPepper Commodity Strategies Global Macro Fund and the SilverPepper Merger Arbitrage Fund (the “Funds”).

PROSPECTUS

SilverPepper Commodity Strategies Global Macro Fund

Principal Investment Strategies
1.	Consistent with Section 35(d) and Rule 35d-1, state the criteria that the Fund uses to determine how commodities futures contracts are tied economically to various countries or regions throughout the world, see Footnote 24 to “Investment Company Name Release No. IC-24828” as an example. The disclosure under this section does not sufficiently correspond with the Staff’s current position on funds using the term “global” in their name.

Response: The Registrant respectfully disagrees with the Staff’s comment. The Registrant believes the Fund’s disclosure in the Prospectus and its response stated in the correspondence response letter filed concurrently with Post-Effective Amendment No. 702 on October 28, 2015 (Accession No 0001398344-15-007169).complied with the Staff’s position stated in the Investment Company Institute Memorandum 26215 regarding "SEC Staff Comments on Fund Names (35d-1)" (June 4, 2012, available at http://www.ici.org/my_ici/memorandum/memo26215).

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626-914-1041) should you have any questions or comments.

Sincerely,

/s/ Rita Dam
Rita Dam
Investment Managers Series Trust